EXHIBIT 99.59

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless otherwise stated)

Friday, September 16, 2011

Alamos Gold Reports a 19% Increase in Measured and Indicated Resources at Ağı Dağı

and Kirazlı and Provides an Exploration Update on Çamyurt

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports an updated resource estimate for the Ağı Dağı and Kirazlı projects (“ADK”) in Turkey, as part of the ongoing preliminary feasibility study, and provides an exploration update at Çamyurt.

ADK 2011 Pre-Feasibility Mineral Resource Update

The Company has increased mineral resources in Turkey as compared to the year-end 2010 resource estimate. Specifically:

•	Measured and indicated mineral resources increased 19% to 1.96 million ounces of gold from 1.65 million ounces at December 31, 2010.

•	Inferred mineral resources increased 10% to 0.46 million ounces of gold from 0.42 million ounces at December 31, 2010.

•	The updated measured and indicated mineral resource estimate represents a 115% increase when compared to the March 2010 scoping study.

The updated mineral resource estimate was prepared as part of the ongoing preliminary feasibility study and is based on a 0.2 grams per tonne of gold (“g/t Au”) cut-off. This resource update incorporates additional drilling conducted between September 30, 2010 and March 31, 2011. Drilling subsequent to March 31, 2011 will be included in the 2011 year-end global mineral reserve and resource statement. The updated resource estimate does not include the Çamyurt project.

Measured and indicated resources at Ağı Dağı and Kirazlı increased 19% to 1.96 million ounces of gold, reflecting a 19% increase in tonnes and no change in the average gold grade compared to the 2010 year-end estimate. This increase is largely due to the conversion of inferred resources into the measured and indicated categories, the addition of new resources through infill and expansion drilling, and an increase in the gold price assumption used for resource pit optimization from US$1,025 to US$1,150 per ounce. Measured and indicated mineral resources for Ağı Dağı and Kirazlı are presented in tables 1 and 2 at the end of this press release.

Inferred resources increased 10% to 0.46 million ounces of gold compared to the year-end 2010 disclosure of 0.42 million ounces. The updated resource estimate represents a 14% increase in tonnage and a 4% decrease in the average gold grade compared to the 2010 year-end estimates. Inferred mineral resources for Ağı Dağı and Kirazlı are presented in tables 3 and 4 at the end of this press release.

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The Company acquired the Ağı Dağı and Kirazlı projects in early 2010 and published a scoping study in March 2010, which outlined indicated oxide resources of 0.91 million ounces and 0.44 million inferred ounces of gold. The updated resource estimate represents a 115% increase in measured and indicated resources as compared to the indicated oxide resource estimate published in the scoping study.

The mineral resource update excludes all sulphide ounces, as most sulphide ounces are not optimized into the pits due to lower gold extraction rates and higher operating costs.

The proven and probable reserves for both Ağı Dağı and Kirazlı will be calculated as part of the ongoing preliminary feasibility study due for completion in late 2011. An updated mineral resource estimate will also be prepared for the year-end 2011 global mineral reserve and resource statement, incorporating all new drilling data generated between March 31, 2011 and September 30, 2011.

Figure 1 show the project areas and target locations.

Çamyurt Update

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has completed approximately 7,250 metres (“m”) of a planned 10,000 m drill program at Çamyurt. The Company believes that Çamyurt has demonstrated the potential to develop into a stand-alone project.

Notable assay results from recent drilling include:

• 11-CYD-14A	59.0 m at 1.25 grams of g/t Au
61.5 m at 2.29 g/t Au
• 11-CYD-22	46.7 m at 2.60 g/t Au
• 11-CYD-24	38.1 m at 0.93 g/t Au
37.5 m at 1.38 g/t Au
• 11-CYD-28	36.5 m at 3.17 g/t Au
• 11-CYD-30	36.4 m at 1.41 g/t Au
• 11-CYD-32	140.5 m at 1.25 g/t Au
• 11-CYD-34	81.5 m at 1.25 g/t Au
• 11-CYD-35	89.6 m at 1.76 g/t Au

The drill-hole locations are displayed in Figure 2, with relevant assay results presented in Table 5 at the end of this press release.

During the last quarter, the Company focused on systematic drilling at 50 to 100-metre line-spacing. The Çamyurt mineralized envelope is defined for over 1,100 metres along strike, with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically delineated to a minimum of 150 metres, remaining open at depth, and can reach up to 150 metres in thickness.

The Company currently has three core drill rigs operating on the Çamyurt target continuing the resource definition program. An initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end 2011 global mineral reserve and resource statement to be published in the first quarter of 2012.

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TRADING SYMBOL: TSX:AGI

Qualified Person(s)

The Qualified Person for the National Instrument 43-101 compliant mineral resource for the Ağı Dağı and Kirazlı projects was Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos. Resource pit optimization was completed by Herb Welhener, Vice President of Independent Mining Consultants of Tucson, Arizona, working in conjunction with the Company’s exploration and operations’ staff. Mr. Jutras and Mr. Welhener are recognized as Qualified Persons according to the requirements of National Instrument 43-101 of the Canadian Securities Administrators.

Exploration programs at Ağı Dağı and Kirazlı are directed by Dominique Fournier, M.Sc., PhD. in Geology, Alamos’ Exploration Manager and a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the in the Ağı Dağı and Kirazlı Preliminary Economic Assessment which are all available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of August 31, 2011, Alamos had 118,115,106 common shares outstanding (124,941,306 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements

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with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

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Table 1: Measured and Indicated Mineral Resources – Ağı Dağı Project

	Measured and Indicated Mineral Resources [1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	6,782	2.28	13.18	496,618	2,874,934
0.80	10,309	1.81	10.09	599,032	3,345,046
0.60	17,227	1.36	7.28	750,507	4,031,520
0.40	32,610	0.94	5.15	987,133	5,394,921
0.20	66,323	0.61	3.59	1,299,266	7,648,072
0.10	94,522	0.47	2.95	1,423,551	8,976,235

(1)	Measured and indicated resource for the Ağı Dağı project, which include the Baba, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,150 per ounce gold price and a US$22.50 per ounce silver price, a June 2011 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

Table 2: Measured and Indicated Mineral Resources – Kirazlı Project

	Measured and Indicated Mineral Resources [1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	4,323	2.49	21.28	346,396	2,957,664
0.80	5,049	2.26	19.67	366,699	3,192,563
0.60	7,943	1.69	16.21	431,698	4,140,674
0.40	15,358	1.10	11.43	545,315	5,643,233
0.20	27,060	0.76	8.92	660,528	7,762,855
0.10	33,132	0.65	8.49	692,113	9,049,019

(1)	Measured and indicated resource for the Kirazli project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,150 per ounce gold price and a US$22.50 per ounce silver price, a July 2011 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

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TRADING SYMBOL: TSX:AGI

Table 3: Inferred Mineral Resources – Ağı Dağı Project

	Inferred Mineral Resources[1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,298	2.69	22.16	112,293	924,772
0.80	2,473	1.82	12.10	144,758	962,140
0.60	4,752	1.28	7.32	195,678	1,118,494
0.40	9,720	0.87	4.43	271,523	1,383,429
0.20	22,341	0.53	2.71	383,383	1,945,179
0.10	33,448	0.40	2.10	432,314	2,259,464

(1)	Inferred resource for the Ağı Dağı project, which include the Baba, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,150 per ounce gold price and a US$22.50 per ounce silver price, a June 2011 resource model, average pit slope angle of 38°, and estimated costs and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. Resources were then tabulated by gold cut-off grade.

Table 4: Inferred Mineral Resources – Kirazlı Project

	Inferred Mineral Resources[1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	386	1.71	28.38	21,222	352,207
0.80	528	1.49	23.42	25,294	397,575
0.60	1,058	1.09	17.40	37,035	592,044
0.40	2,326	0.76	14.15	56,807	1,058,394
0.20	4,108	0.56	11.21	73,612	1,480,766
0.10	5,260	0.47	10.51	79,396	1,777,809

(1)	Inferred resource for the Kirazlı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,150 per ounce gold price and a US$22.50 per ounce silver price, a June 2011 resource model, average pit slope angle of 38°, and estimated costs and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. Resources were then tabulated by gold cut-off grade.

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TRADING SYMBOL: TSX:AGI

Table 5: Çamyurt – Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)[2]	Assay (g/t Au)[2]
11-CYD-14A N310°/-50°	Core	124.60 to 311.00	130.10	189.10	59.00	1.25
			202.00	208.00	6.00	0.52
			219.70	281.20	61.50	2.29
11-CYD-21 N310°/-50°	Core	250.90	No composite
11-CYD-22 N310°/-50°			15.80	19.90	4.10	0.65
			29.50	67.00	37.50	0.62
	Core	242.50	71.30	118.00	46.70	2.66
			153.30	165.50	12.20	0.35
			215.50	218.60	3.10	0.36
			230.60	236.70	6.10	6.31
11-CYD-23 N310°/-50°	Core	178.00	0.00	11.50	11.50	0.80
			66.50	69.50	3.00	0.25
			0.00	38.10	38.10	0.93
11-CYD-24	Core	304.60	51.60	63.60	12.00	0.24
N310°/-50°			69.20	110.40	41.20	0.81
			114.90	152.40	37.50	1.38
11-CYD-25 N310°/-50°			0.00	12.00	12.00	0.35
			16.50	25.80	9.30	0.25
			46.20	49.20	3.00	0.45
	Core	179.60	61.50	70.50	9.00	0.47
			76.50	79.50	3.00	0.46
			108.00	121.80	13.80	1.15
			171.50	179.60	8.10	0.36
11-CYD-26 N310°/-67°	Core	299.60	244.60	259.60	15.00	0.36
11-CYD-27 N310°/-50°	Core	209.80	0.00	3.10	3.10	0.55
11-CYD-28 N310°/-50°	Core	236.70	32.90	58.60	25.70	0.44
			124.00	160.50	36.50	3.17
11-CYD-29 N310° / -50°			0.00	6.60	6.60	0.82
			17.60	49.00	31.40	0.53
	Core	236.50	94.70	97.70	3.00	1.12
			166.60	194.40	28.30	0.59
			199.40	236.50	37.10	0.75

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)[2]	Assay (g/t Au)[2]
11-CYD-30	Core	270.60	110.50	115.00	4.50	0.91
N130°/-50°			131.40	167.80	36.40	1.41
11-CYD-31	Core	231.90	1.00	24.10	23.10	0.44
N310°/-50°	(PQ)		59.50	66.00	6.50	0.68
			12.60	17.70	5.10	0.41
11-CYD-32	Core	212.20	31.10	45.50	14.40	0.20
N310°/-67°	(PQ)		53.20	57.70	4.50	0.36
			71.70	212.20	140.50	1.25
11-CYD-33 N310°/-50°	Core (PQ)		100.00	105.50	5.50	1.37
		197.20	113.00	116.20	3.20	0.38
			120.80	134.00	13.20	1.34
11-CYD-34	Core	150.80	0.00	12.00	12.00	0.36
N130°/-65°	(PQ)		20.10	101.30	81.20	1.25
11-CYD-35	Core (PQ)	231.40	29.50	34.00	4.50	0.60
			44.50	52.00	7.50	0.51
			62.50	152.10	89.60	1.76
			162.60	213.60	51.00	0.87
11-CYD-36 N310°/-50°	Core (PQ)	149.00	No composite

1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)

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Çanakkale
Dede Dağı Au
Bodurlar Au
Doğancılar Au
Çan Coal Mine
Kirazlı
Kirazlı Au
Rock Pile Au
Iri Au
Catalkaya Au
Kale Au
Coal Power Plant
Çan
Etili
Tepeköy Au
Akbaba Au
Kartaldag Au
TV Tower Au
Karıncalı Au
Pirentepe Au
Halilağa Cu-Au
Ihlamur Au
Deli Au
Ayitepe Au
Tavsan Au
Fire Tower Au
Ağı Dağı
Baba Au
Çamyurt Au
Evciler Au
N
Legend
City or Town
Alamos Mineral Claim
Gold Occurrence
Major Roads
Çan Coal Mine
Scale
0 km
4 km

Figure 1: Ağı Dağı and Kirazlı Project Location and Known Gold Occurrences

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Completed 2011 drill hole
Completed 2010 drill hole
Historical drill hole
200m
PROPYLLITIC
ARGILLIC
SILICIC
ADVANCED ARGILLIC
35
32
31
34
36
33
14A
28
26
30
24
22
29
25
21
27
23
ALAMOS GOLD INC.
AGI DAGI PROJECT - TURKEY
ÇAMYURT PROGRAM UPDATE

Figure 2: Çamyurt Alteration and Drill Hole Location Map

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